Exhibit 99.1

AirMedia Announces Unaudited Second Quarter 2014 Financial Results

Beijing, China – August 18, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•	Total revenues decreased by 3.5% year-over-year to US$62.1 million. The year-over-year decrease was primarily due to AirMedia’s termination of certain unprofitable or low-margin contracts.

•	Net revenues decreased by 3.0% year-over-year to US$61.5 million.

•	Gross profit increased by 40.5% year-over-year to US$4.6 million.

•	Net loss attributable to AirMedia’s shareholders was US$5.4 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.10.

•	Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was negative US$3.7 million.

“Although the second quarter was a challenging quarter for us, we are on the right track of turnaround. Revenues from our gas station media network grew 28.7% year-over-year, demonstrating that we are on the right direction to turn around this product line. However, its quarter-over-quarter growth did not reach our internal expectation due to some pull back of orders from advertisers as a result of some mechanical malfunctions of our LED screens. The malfunctions were caused by problematic design by our LED screen supplier of their inner structure. We anticipate restoring a majority of these LED screens to proper function by the end of the third quarter of this year. This small turbulence may impact our original break-even schedule for this product line, but is not expected to change its long-term growth prospects. We expect resume normal sales of advertisement slots on the LED screens and to see a big increase in sales from this product line in the fourth quarter of this year,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“After Beijing, we launched our interactive platform on our TV-attached digital frames in two airports in Shanghai on June 20. We have received advertising orders on our interactive platform from various well-known international and domestic brands, including some advertisers in mobile internet sector, which rarely put orders with us before we had this innovative product,” continued Mr. Guo.

“We have recently strengthened our team of Wi-Fi business. With the addition of industry guru and technical expert, we are developing the platform and portal for our in-flight Wi-Fi business,” further commented Mr. Guo.

“Our new business initiatives such as our in-flight Wi-Fi and on-train Wi-Fi business are at the stage of investment, which was reflected in the increase in our operating expenses. We believe we are investing in the Company’s future. We find these investments to be prudent and expect them to bring tremendous growth to the Company in the future,” commented Mr. Richard Wu, AirMedia’s chief financial officer.

Second Quarter 2014 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended June 30, 2014	% of Total Revenues	Quarter Ended March 31, 2014	% of Total Revenues	Quarter Ended June 30, 2013	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	54,320	87.6%	58,072	91.6%	60,712	94.3%	–10.5%	–6.5%
Digital frames in airports	32,006	51.6%	35,183	55.5%	34,078	53.0%	–6.1%	–9.0%
Digital TV screens in airports	2,431	3.9%	2,706	4.3%	2,651	4.1%	–8.3%	–10.2%
Digital TV screens on airplanes	3,470	5.6%	4,274	6.7%	3,325	5.2%	4.4%	–18.8%
Traditional media in airports	14,348	23.1%	14,635	23.1%	18,459	28.7%	–22.3%	–2.0%
Other revenues in air travel	2,065	3.4%	1,274	2.0%	2,199	3.3%	–6.1%	62.1%
Gas Station Media Network	2,877	4.6%	2,754	4.3%	2,236	3.5%	28.7%	4.5%
Other Media	4,865	7.8%	2,582	4.1%	1,397	2.2%	248.2%	88.4%

Total revenues	62,062	100%	63,408	100.0%	64,345	100.0%	–3.5%	–2.1%

Net revenues	61,480		63,000		63,373		–3.0%	–2.4%

Total revenues for the second quarter of 2014 reached US$62.1 million, representing a year-over-year decrease of 3.5% from US$64.3 million in the same period one year ago and a quarter-over-quarter decrease of 2.1% from US$63.4 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from traditional media in airports, which were primarily caused by AirMedia’s termination of certain unprofitable or low-margin contracts. The quarter-over-quarter decrease was primarily due to decreases in revenues from most product lines other than other media, other revenues in air travel and gas station media network.

Revenues from digital frames in airports

Revenues from digital frames in airports for the second quarter of 2014 decreased by 6.1% year-over-year and by 9.0% quarter-over-quarter to US$32.0 million. The year-over-year and quarter-over-quarter decreases were primarily due to a soft advertising market.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the second quarter of 2014 decreased by 8.3% year-over-year and by 10.2% quarter-over-quarter to US$2.4 million. The year-over-year and quarter-over-quarter decreases were primarily due to a soft advertising market.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the second quarter of 2014 increased by 4.4% year-over-year and decreased by 18.8% quarter-over-quarter to US$3.5 million. AirMedia did not renew its concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China’s airplanes on August 1, 2013. The year-over-year increase in revenues from digital TV screens on airplanes was primarily due to the increase in revenues from digital TV screens on Air China’s airplanes. The quarter-over-quarter decrease in revenues from digital TV screens on airplanes was primarily due to a soft advertising market.

Revenues from traditional media in airports

Revenues from traditional media in airports for the second quarter of 2014 decreased by 22.3% year-over-year and by 2.0% quarter-over-quarter to US$14.3 million. The year-over-year decrease was primarily due to AirMedia’s termination of certain unprofitable or low-margin contracts. AirMedia decided not to renew the concession rights contracts for the billboards and painted advertisements on the gate bridges of Terminal 3 in Beijing Airport in May and July 2013 after the expiration of the relevant contracts. The quarter-over-quarter decrease was primarily due to a soft advertising market.

Revenues from the gas station media network

Revenues from the gas station media network for the second quarter of 2014 increased by 28.7% year-over-year and by 4.5% quarter-over-quarter to US$2.9 million. The year-over-year and quarter-over-quarter increases were primarily due to increases in revenues from LED screens in the gas stations.

AirMedia’s LED screens in gas stations change pictures every 10 seconds and rotate in 3-minute cycles, which provides 18 time slots available for sale. As of August 17, 2014, AirMedia operated LED screens in 490 gas stations in 12 cities, compared to 395 gas stations in nine cities as of May 11, 2014.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media, as well as revenues from the Company’s new business of film distribution. Revenues from other media for the second quarter of 2014 increased by 248.2% year-over-year and by 88.4% quarter-over-quarter to US$4.9 million. The year-over-year increase was primarily due to revenues from film distribution, and the fact that some media locations, which were renewed in February 2013, had not been sold in the second quarter of 2013. The quarter-over-quarter increase was due to revenues from film distribution.

Business tax and other sales tax

Business tax and other sales tax for the second quarter of 2014 were US$582,000, compared to US$972,000 in the same period one year ago and US$408,000 in the previous quarter.

Net revenues

Net revenues for the second quarter of 2014 reached US$61.5 million, representing a year-over-year decrease of 3.0% from US$63.4 million in the same period one year ago and a quarter-over-quarter decrease of 2.4% from US$63.0 million in the previous quarter.

Cost of Revenues

Cost of revenues for the second quarter of 2014 was US$56.8 million, representing a year-over-year decrease of 5.4% from US$60.1 million in the same period one year ago and a quarter-over-quarter decrease of 0.7% from US$57.2 million in the previous quarter. The year-over-year decrease was primarily due to lower concession fees and lower depreciation in the second quarter of 2014. The quarter-over-quarter decrease was primarily due to lower agency fees for third-party advertising agencies in the second quarter of 2014. Cost of revenues as a percentage of net revenues in the second quarter of 2014 was 92.5%, down from 94.8% in the same period one year ago and up from 90.9% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations and to other media resources owners for placing unipole signs and other outdoor media.

Concession fees for the second quarter of 2014 decreased by 8.3% year-over-year to US$42.6 million, which remained relatively unchanged from the previous quarter. The year-over-year decrease was primarily due to the expiration of some concession rights contracts which AirMedia chose not to renew. Concession fees as a percentage of net revenues in the second quarter of 2014 was 69.2%, decreasing from 73.2% in the same period one year ago and increasing from 67.6% in the previous quarter. The year-over-year decrease of concession fees as a percentage of net revenues was primarily due to the fact that concession fees decreased faster than net revenues. The quarter-over-quarter increase of concession fees as a percentage of net revenues was primarily due to the decrease in net revenues.

Gross Profit

Gross profit for the second quarter of 2014 increased by 40.5% year-over-year and decreased by 19.6% quarter-over-quarter to US$4.6 million.

Gross profit as a percentage of net revenues for the second quarter of 2014 was 7.5%, compared to 5.2% in the same period one year ago and 9.1% in the previous quarter. The year-over-year increase in gross profit as a percentage of net revenues was primarily due to the fact that cost of revenues decreased faster than net revenues. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended June 30, 2014	% of Net Revenues	Quarter Ended March 31, 2014	% of Net Revenues	Quarter Ended June 30, 2013	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate

Selling and marketing expenses	7,528	12.2%	5,052	8.0%	4,782	7.5%	57.4%	49.0%
General and administrative expenses	6,663	10.8%	5,854	9.3%	5,468	8.6%	21.9%	13.8%

Total operating expenses	14,191	23.0%	10,906	17.3%	10,250	16.1%	38.4%	30.1%

Total operating expenses for the second quarter of 2014 were US$14.2 million, representing a year-over-year increase of 38.4% from US$10.3 million in the same period one year ago and a quarter-over-quarter increase of 30.1% from US$10.9 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the second quarter of 2014 were US$934,000, compared to US$277,000 in the same period one year ago and US$242,000 in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to the fact that the deadline for certain stock option holders to exercise their vested stock options were extended to July 11, 2016 and some new stock options were granted on June 1, 2014.

Selling and marketing expenses for the second quarter of 2014 were US$7.5 million, including share-based compensation expenses of US$144,000. This represented a year-over-year increase of 57.4% from US$4.8 million in the same period one year ago and a quarter-over-quarter increase of 49.0% from US$5.1 million in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to higher marketing expenses, higher salaries related to new business initiatives, and higher travel expenses.

General and administrative expenses for the second quarter of 2014 were US$6.7 million, including share-based compensation expenses of US$790,000. This represented a year-over-year increase of 21.9% from US$5.5 million in the same period one year ago and a quarter-over-quarter increase of 13.8% from US$5.9 million in the previous quarter. The year-over-year increase was primarily due to higher share-based compensation expenses and higher bad-debt provisions. The quarter-over-quarter increase was primarily due to higher share-based compensation expenses.

Loss from Operations

Loss from operations for the second quarter of 2014 was US$9.6 million, compared to loss from operations of US$7.0 million in the same period one year ago and loss from operations of US$5.1 million in the previous quarter. Loss from operations as a percentage of net revenues for the second quarter of 2014 was negative 15.5%, compared to negative 11.0% in the same period one year ago and negative 8.2% in the previous quarter.

Income Tax Benefits

Income tax benefits for the second quarter of 2014 were US$2.1 million, compared to income tax benefits of US$1.0 million in the same period one year ago and income tax benefits of US$4,000 in the previous quarter.

Net Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the second quarter of 2014 was US$5.4 million, compared to net loss attributable to AirMedia’s shareholders of US$4.9 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$3.5 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2014 was US$0.10, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.08 in the same period one year ago and basic net income attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2014 was US$0.10, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.08 in the same period one year ago and diluted net income attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter.

Adjusted EBITDA Attributable to AirMedia’s Shareholders

Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was negative US$3.7 million, compared to adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of negative US$345,000 in the same period one year ago and adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of negative US$422,000.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss to Adjusted EBITDA” for a reconciliation of net loss under U.S. GAAP to adjusted EBITDA (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$113.2 million as of June 30, 2014, compared to US$113.0 million as of December 31, 2013.

Other Recent Developments

On July 1, 2014, AirMedia started to sell advertisements on a mega-size LED screen recently obtained at ground transportation center at Terminal 3 of Shenzhen Baoan International Airport.

On June 20, 2014, AirMedia launched its interactive platform on its TV-attached digital frames in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport.

On June 11, 2014, AirMedia commenced operations of one mega-size LED screen above the check in areas in Changchun Longjia International Airport.

On June 10, 2014, AirMedia commenced operations of two additional mega-size LED screens in front of the check in areas in Xi’an Xianyang International Airport.

On June 1, 2014, AirMedia’s Board of Directors granted options to certain employees to purchase an aggregate of 2,736,620 ordinary shares (1,188,310 ADSs) of the Company, at an exercise price of US$1.025 per ordinary share (US$2.05 per ADS). The term of these options is five years and one twelfth of these options will vest at the beginning of each quarter from September 2014 to June 2017.

Business Outlook

AirMedia currently expects its net revenues for the third quarter of 2014 to range from US$65.0 million to US$67.0 million, representing a year-over-year decrease of 4.5% to a year-over-year decrease of 1.6% from the same period in 2013 and a quarter-over-quarter increase of 5.7% to a quarter-over-quarter increase of 9.0% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$43.0 million in third quarter of 2014, representing a quarter-over-quarter increase of 1.1% from the previous quarter, primarily due to new concession rights contract entered into during the quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended June 30, 2014		Quarter Ended March 31, 2014		Quarter Ended June 30, 2013		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		31		31		36	–13.9%	0.0%
Number of time slots available for sale (2)		39,914		33,602		34,921	14.3%	18.8%
Number of time slots sold (3)		10,954		14,551		11,149	–1.7%	–24.7%
Utilization rate (4)		27.4%		43.3%		31.9%	–4.5%	–15.9%
Average advertising revenue per time slot sold (5)	US$	2,922	US$	2,418	US$	3,057	–4.4%	20.8%

Digital TV screens in airports
Number of airports in operation		30		31		32	–6.3%	–3.2%
Number of time slots available for sale (1)		16,640		16,457		16,971	–2.0%	1.1%
Number of time slots sold (3)		5,440		4,090		3,388	60.6%	33.0%
Utilization rate (4)		32.7%		24.9%		20.0%	12.7%	7.8%
Average advertising revenue per time slot sold (5)	US$	447	US$	662	US$	782	–42.8%	–32.5%

Digital TV screens on airplanes
Number of airlines in operation		7		7		7	0.0%	0.0%
Number of time slots available for sale (1)		405		409		370	9.5%	–1.0%
Number of time slots sold (3)		118		141		95	24.2%	–16.3%
Utilization rate (4)		29.1%		34.5%		25.7%	3.4%	–5.4%
Average advertising revenue per time slot sold (5)	US$	29,407	US$	30,312	US$	35,000	–16.0%	–3.0%

Traditional Media in airports
Numbers of locations available for sale (6)		981		995		956	2.6%	–1.4%
Numbers of locations sold (7)		526		518		578	–9.0%	1.5%
Utilization rate (8)		53.6%		52.1%		60.5%	–6.9%	1.5%
Average advertising revenue per location sold (9)	US$	27,278	US$	28,253	US$	31,936	–14.6%	–3.5%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the second quarter 2014 earnings at 8:00 PM U.S. Eastern Time on August 18, 2014 (5:00 PM U.S. Pacific Time on August 18, 2014; 8:00 AM Beijing/Hong Kong time on August 19, 2014). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

Hong Kong: +852 800 930 346

International: +65 6723 9381

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on August 18, 2014 and 11:59 p.m. on August 26, 2014, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +61 2 8199 0299

Pass code: 83565994

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. EBITDA is being used as a non-GAAP measurement in evaluating the operating performance. EBITDA consists of net (loss)/income attributable to AirMedia Group Inc.’s shareholders before interest income, interest expense (if any), income tax expense/ (benefit), depreciation, and amortization of acquired intangible assets.

Adjusted EBITDA represents EBITDA adjusted for share-based compensation. Our management believes that the use of Adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent.

EBITDA is used by AirMedia’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that EBITDA measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the EBITDA measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 31 major airports and digital TV screens in 30 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	June 30, 2014	December 31, 2013

ASSETS:
Current assets:
Cash	57,206	59,652
Restricted cash	13,397	10,366
Short-term investments	42,637	42,949
Accounts receivable, net	97,863	107,529
Notes receivable	171	1,901
Prepaid concession fees	29,820	29,307
Amount due from related party	1,755	187
Other current assets	21,127	20,437
Deferred tax assets - current	2,819	2,776

Total current assets	266,795	275,104

Prepaid property and equipment costs	50,391	49,415
Property and equipment, net	45,805	36,084
Long-term deposits	18,229	20,497
Deferred tax assets - non-current	13,852	11,755
Long-term investments	8,527	7,829
Intangible assets, net	950	1,446
Other non-current assets	4,949	661

Total assets	409,498	402,791

LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2013 and June 30, 2014, respectively)	3,000	—
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $75,182 and $88,254 as of December 31, 2013 and June 30, 2014, respectively)	93,591	81,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,016 and $8,027 as of December 31, 2013 and June 30, 2014, respectively)	9,648	10,883
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $17,374 and $15,040 as of December 31 2013 and June 30, 2014, respectively)	15,046	17,380
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $455 and $541 as of December 31, 2013 and June 30, 2014, respectively)	541	1,667

Total current liabilities	121,826	111,087

Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $935 as of December 31, 2013 and June 30, 2014, respectively)	935	—
Deferred tax liability - non-current (including deferred tax liability-non-current of the consolidated variable interest entities variable interest entities without recourse to AirMedia Group Inc. $361 and $237 as of December 31, 2013 and June 30, 2014, respectively)	237	361

Total liabilities	122,998	111,448

Equity
Ordinary shares	128	128
Additional paid-in capital	321,755	313,912
Treasury stock	(9,738)	(9,860)
Statutory reserves	10,968	10,968
Accumulated deficits	(93,364)	(84,411)
Accumulated other comprehensive income	33,706	40,229

Total AirMedia Group Inc.’s shareholders’ equity	263,455	270,966

Noncontrolling interests	23,045	20,377

Total equity	286,500	291,343

Total liabilities and equity	409,498	402,791

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013

Revenues	62,062	63,408	64,345
Business tax and other sales tax	(582)	(408)	(972)

Net revenues	61,480	63,000	63,373
Cost of revenues	56,847	57,239	60,075

Gross profit	4,633	5,761	3,298
Operating expenses:
Selling and marketing *	7,528	5,052	4,782
General and administrative *	6,663	5,854	5,468

Total operating expenses	14,191	10,906	10,250

Loss from operations	(9,558)	(5,145)	(6,952)
Interest income, net	439	583	113
Other income, net	607	444	735

Loss before income taxes	(8,512)	(4,118)	(6,104)
Income tax benefits	2,083	4	1,036

Net loss before net income of equity method investments	(6,429)	(4,114)	(5,068)
Net income/(loss) of equity method investments	57	(223)	27

Net loss	(6,372)	(4,337)	(5,041)

Less: Net loss attributable to noncontrolling interests	(928)	(828)	(92)

Net loss attributable to AirMedia Group Inc.’s shareholders	(5,444)	(3,509)	(4,949)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.05)	(0.03)	(0.04)
Diluted	(0.05)	(0.03)	(0.04)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.10)	(0.06)	(0.08)
Diluted	(0.10)	(0.06)	(0.08)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	119,221,372	119,152,038	120,639,142
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted	119,221,372	119,152,038	120,639,142
* Share-based compensation charges included are as follow:
Selling and marketing	144	—	—
General and administrative	790	242	277

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013
Net loss	(6,372)	(4,337)	(5,041)
Other comprehensive income (loss)	589	(7,584)	3,026

Comprehensive loss	(5,783)	(11,921)	(2,015)
Less: comprehensive (loss) income attributable to the noncontrolling interest	(877)	(1,351)	62

Comprehensive loss attributable to AirMedia Group Inc.’s shareholders	(4,906)	(10,570)	(2,077)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP ADJUSTED EBITDA

(In U.S. dollars in thousands)

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013

Net loss attributable to AirMedia Group Inc.’s shareholders (GAAP)	(5,444)	(3,509)	(4,949)
Interest income, net	(439)	(583)	(113)
Income tax benefit	(2,083)	(4)	(1,036)
Depreciation	3,092	3,199	5,279
Amortization of acquired intangible assets	229	233	197

EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(4,645)	(664)	(622)

Share-based compensation	934	242	277

Adjusted EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(3,711)	(422)	(345)